SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                SCHEDULE TO

                           TENDER OFFER STATEMENT

                 (UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE

                      SECURITIES EXCHANGE ACT OF 1934)


                            TELESOFT CORPORATION
                              (Name of Issuer)

                       TELESOFT CORPORATION (ISSUER)
   (NAME OF FILING PERSON (IDENTIFYING STATUS AS OFFEROR, ISSUER OR OTHER
                                  PERSON))

                      COMMON STOCK, WITHOUT PAR VALUE
                       (TITLE OF CLASS OF SECURITIES)

                                879924 10 8
                   (CUSIP Number of Class of Securities)

                             Michael F. Zerbib
                   President and Chief Executive Officer
                      3443 North Central Avenue #1800
                           Phoenix, Arizona 85012
               (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications
                      on Behalf of the Filing Person)

                                  COPY TO:

                               Edward S. Best
                            Mayer, Brown & Platt
                          190 South LaSalle Street
                          Chicago, Illinois 60603
                               (312) 782-0600

                         CALCULATION OF FILING FEE


         Transaction                            Amount of Filing Fee*
           Value

* Pursuant to General Instruction D of Form TO, no filing fee is required.

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:

/X/ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

/ /      Third-party tender offer subject to Rule 14d-1.

/X/      Issuer tender offer subject to Rule 13e-4.

/ /      Going-private transaction subject to Rule 13e-3.

/ /      Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

         This Tender Offer Statement on Schedule TO (this "Schedule TO") relates to the announcement by Telesoft Corp., an Arizona corporation (the "Company" or the "Issuer"), of its intention to commence a tender offer to purchase up to 2,300,000 shares (or such lesser number of shares as are properly tendered) of its Common Stock, without par value, at prices not in excess of $7.50 nor less than $7.00 per share, net to the seller in cash, without interest thereon, as specified by shareholders tendering their shares, and is being filed in compliance with Rule 14d- 2(b)(2) under the Securities Exchange Act of 1934, as amended.

ITEM 12. EXHIBITS.

EXHIBIT
NUMBER               DESCRIPTION
-------------        --------------------

(a)(5)               Press Release dated February 3, 2000

                                 SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:                                  TELESOFT CORP.

                                        By   *
                                           --------------------------------

* Pursuant to General Instruction D of Form TO, no signature is required.

                               EXHIBIT INDEX


EXHIBIT
NUMBER               DESCRIPTION
-------------        --------------------

(a)(5)               Press Release dated February 3, 2000